			Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$59,031	$57,002	$57,842	$57,114	$51,260
Interest applicable to rentals	1,148	1,498	1,765	1,269	1,440

Total fixed charges, as defined	60,179	58,500	59,607	58,383	52,700

Preferred dividends, as defined (a)	4,580	4,580	4,580	3,956	1,543

Combined fixed charges and preferred dividends, as defined	$64,759	$63,080	$64,187	$62,339	$54,243

Earnings as defined:

Net Income	$82,159	$74,821	$92,708	$109,184	$110,032
Add:
Provision for income taxes:
Total income taxes	49,757	55,710	61,872	63,854	73,919
Fixed charges as above	60,179	58,500	59,607	58,383	52,700

Total earnings, as defined	$192,095	$189,031	$214,187	$231,421	$236,651

Ratio of earnings to fixed charges, as defined	3.19	3.23	3.59	3.96	4.49

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.97	3.00	3.34	3.71	4.36

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.